Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: General Mills Inc (GIS)

Name of person relying on exemption: As You Sow®

Address of persons relying on exemption: 11461 San Pablo Ave, Suite 400, El Cerrito, CA 94530

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. As You Sow® does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

11461 San Pablo Avenue, Suite 400	www.asyousow.org
El Cerrito, CA 94530	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

General Mills Inc (GIS)
Vote Yes: Item #4 – Disclosure of Regenerative Agriculture Practices Within Supply Chain

Annual Meeting: September 30, 2025

CONTACT: Cailin Dendas| cdendas@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that General Mills disclose, at reasonable expense and omitting proprietary information, the reduction of pesticides achieved through adoption of its regenerative agriculture practices.

SUMMARY

This Proposal asks General Mills to disclose information on the success of its regenerative agricultural program in reducing pesticide use, a key criterion to regenerating healthy soils. A healthy soil ecosystem is alive, with thriving microorganisms that retain nutrients and water, prevent topsoil loss, and assist plants in making use of available nutrients. Healthy soils also increase farm resiliency in the face of climate-related droughts and floods and increase soil’s ability to sequester carbon.1

Pesticides kill soil microorganisms, thereby reducing soil health and increasing risk to farm resiliency. This problem is only intensified as climate-related risks increase and hinder crop production.2,3,4 Pesticides also create negative health impacts for farmworkers and fenceline communities, increase water pollution, and harm biodiversity.

Other aspects of regenerative agriculture, such as no- or reduced tillage or crop rotation, can help retain healthy soils in place and help reduce crop disease, but they are insufficient alone. The base of a successful regenerative agriculture system is healthy soils, which are incompatible with heavy pesticide use.

While General Mills notes that improved soil health, biodiversity, and water are targeted outcomes of regenerative agriculture, it does not disclose whether its program is making progress toward achieving such outcomes by reducing pesticide use.

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1 https://www.sciencedaily.com/releases/2023/02/230208125121.htm#:~:text=Both%20studies%20conclude%20that%20climate,growth%20and%20improve%20plant%20resilience

2 https://www.sciencedirect.com/science/article/pii/S2212094716300068#s0070

3 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC2984095/#:~:text=Heavy%20treatment%20of%20soil%20with,fungi%2C%20then%20the%20soil%20degrades

4 https://www.sciencedirect.com/science/article/pii/S0264837718319343#:~:text=The%20headline%20result%20is%20that,on%20world%20agri%2Dfood%20markets

2025 Proxy Memo General Mills Inc | Disclosure of Regenerative Agriculture Practices Within Supply Chain

Currently, General Mills fails to report on pesticide use or reduction measures, including quantitative data related to pesticide use. As a consequence, investors have insufficient information to understand the success of the Company’s regenerative agriculture program and whether it adequately mitigates the risks related to pesticide use in the Company’s agricultural supply chains.

Several major competitors, including Conagra, Lamb Weston, and McCain Foods, are measuring and/or publicly reporting pesticide reductions across their supply chains achieved through adoption of regenerative agriculture practices. These actions are responsive to concerned customers and advocate seeking elimination or reduction of pesticide use, including consumer advocacy groups petitioning for more protective regulatory standards to protect environmental and human health.5

Tracking progress is necessary for investors, and the Company, to effectively manage risk. General Mills’ unwillingness to either obtain or disclose pesticide use and reduction information achieved through its regenerative agriculture program leaves our Company vulnerable to claims of greenwashing and growing reputational risks, as General Mills falls behind peers. In addition, General Mills’ failure to reduce pesticide use in its regenerative agriculture program leaves our Company susceptible to decreased farm resiliency and litigation associated with pesticide-related health harms.

Finally, the Boston Consulting Group (BCG) estimates that farmers adopting regenerative practices will see between 70% to 120% higher profitability over time, above peers farming conventionally, due to increased resiliency.6 Such gains include reduced input costs from significant pesticide and fertilizer use. By promoting the adoption of regenerative agricultural practices in its supply chain, General Mills can help stabilize farmers’ incomes and therefore its own resiliency.

RATIONALE FOR A YES VOTE

1.	Disclosing pesticide reduction achieved through regenerative agriculture practices is essential to assessing progress in mitigating risks.

2.	General Mills lags its peers in measuring and disclosing pesticide use and reduction data through its regenerative agriculture program.

3.	Publicly disclosing pesticide reduction data achieved through the Company’s adoption of regenerative agriculture practices is essential to minimizing the risk of greenwashing claims.

DISCUSSION

1.	Disclosing pesticide reduction achieved through regenerative agriculture practices is essential to assessing progress in mitigating risks.

Use of pesticides creates a range of risks for food companies. Pesticide use can impair the dynamic microbial ecosystems that retain soil in place, sustain healthy plant production, sequester carbon, and, importantly, reduce harm to critical pollinators such as bees, butterflies and other insects. The World Bank estimates that the collapse of select ecosystem services provided by nature, including wild pollination and carbon sequestration, could result in a loss to the global economy of $2.7 trillion by 2030.7

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5 https://www.ewg.org/news-insights/news/2019/02/glyphosate-contamination-food-goes-far-beyond-oat-products

6 https://www.wbcsd.org/resources/cultivating-farmer-prosperity/

7 https://www.worldbank.org/en/topic/natural-capital

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2025 Proxy Memo General Mills Inc | Disclosure of Regenerative Agriculture Practices Within Supply Chain

Widespread pesticide use also makes farms vulnerable to floods and other natural disasters that are worsening as a result of climate change. The loss of topsoil from flooding is already causing significant alarm about the productivity of impacted farmland.8 The Food and Agriculture Organization reports that floods, droughts, and other climate events cause nearly $123 billion in lost food production annually.9 These losses are passed on to food producers, including General Mills.

Consumers are increasingly making purchasing decisions based on a company’s impact on the environment and human health. The World Economic Forum reports that 65% of consumers want access to healthy and sustainable foods, a growing market to which global food purveyors must increasingly adapt or be left at a competitive disadvantage.10

The Company faces potential litigation associated with pesticide use in its agricultural supply chain, especially to farm workers and fenceline communities. Pesticide exposure is linked to several serious human health effects, including cancer, respiratory harm, Parkinson’s disease, Alzheimer’s disease, and infertility, among others.11,12,13,14

Studies indicate that 77% of U.S. farmworkers are Hispanic and one-third live in California, where the agricultural industry uses 200 million pounds of pesticides annually, raising claims of environmental injustice.15,16 Approximately 44% of farmers are poisoned by pesticides annually, and 11,000 poisonings result in death.17

Toxic pesticides can also travel several miles from the farmlands where they are applied, impacting the health and safety of nearby rural communities.18 The Environmental Working Group found that over 4,000 elementary schools are located within 200 feet of crop fields that use pesticides, increasing children’s susceptibility to serious health conditions like cancer, asthma, ADHD, anxiety, depression, and acute pesticide poisoning.19

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8 https://www.sciencedirect.com/science/article/abs/pii/S0169772223000517#:~:text=Water%20induced%20erosion%20comprises%2056,to%20introduce%20effective%20management%
20practices.

9 https://openknowledge.fao.org/items/cd76116f-0269-43e4-8146-d912329f411c

10 https://www.weforum.org/agenda/2023/01/consumer-power-net-zero-food-producer-retailer-davos23/#:~:text=Forum%20Annual%20Meeting-,At%20least%2065%25%20of%20consumers%20want%20to%20make%20the%20right,nourishing%20the%20growing%20global%20population

11 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC9231402/

12 https://www.sciencedirect.com/science/article/abs/pii/S0013935121004552

13 https://pmc.ncbi.nlm.nih.gov/articles/PMC5007474/

14 https://pmc.ncbi.nlm.nih.gov/articles/PMC8707831/

15 https://mhpsalud.org/who-we-serve/farmworkers-in-the-united-states/#:~:text=Farmworker%20Demographics,identify%20as%20Hispanic

16 https://www.organic-center.org/sites/default/files/agrochemicals_racism_and_justice_in_us_history.pdf

17 https://pmc.ncbi.nlm.nih.gov/articles/PMC7720593/#:~:text=Results,regards%20to%20non%2Dfatal%20UAPP.

18 https://extensionpubs.unl.edu/publication/g1773/pdf/view/g1773-2019.pdf

19 https://www.ewg.org/news-insights/news/2023/11/ewg-schools-near-pesticide-spray-zones-could-lose-health-protections

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2025 Proxy Memo General Mills Inc | Disclosure of Regenerative Agriculture Practices Within Supply Chain

Shareholders require pesticide reduction or avoidance information to assess our Company’s progress toward reducing pesticide-related risks and vulnerabilities, including environmental and health harms, soil loss, litigation, and lost market share related to consumer demand for clean food and reduced environmental and health impacts.

2.	General Mills lags its peers in measuring and disclosing pesticide use and reduction data through its regenerative agriculture program.

General Mills lags its peers in measuring and publicly disclosing pesticide use and reduction data from its suppliers engaging in regenerative agriculture practices. Other leading food companies are quantitatively reporting the outcomes of their pesticide reduction practices and disclosing progress. For example:

Conagra requires its farmers to complete a GAP survey to minimize environmental risks within its supply chain, and maximize environmental benefits, through actions such as creating traceability to each production area and conducting risk assessments. The company discloses in its 2023 Citizenship Report that regenerative agriculture practices in its supply chain avoided the need for 145,000 gallons soil fumigant pesticides to be applied on fields.20

Lamb Weston disclosed its year-over-year active ingredient pesticide use in its 2024 sustainability report to show progress toward its regenerative agriculture program’s 2030 goal of reducing active ingredient pesticide use by 30%.21

McCain Foods measures toxic pesticide use by its regenerative suppliers using its regenerative agriculture framework survey; monitored pesticides selected based on environmental, human, and consumer impact.22 The company’s assessment of its suppliers' pesticide use helps internally monitor progress toward its goals of increased soil organic matter, biodiversity, and water use optimization.23

As a major food manufacturer, General Mills is capable of collecting pesticide use data from its suppliers to disclose its regenerative agriculture program’s progress. The Company already discloses both quantitative and qualitative information on how its growers implement other aspects of regenerative agriculture, such as cover cropping, reduced tillage, and improved grazing.24 General Mills’ unwillingness to report such data will prevent it from leading against major, competing companies.

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20 https://www.conagrabrands.com/citizenship-reports/conagra-brands-citizenship-report-2023

21 https://www.lambweston.com/content/dam/lamb-weston/website/en-us/pdf/sustainability/LambWeston_2022_ESG.pdf

22 https://www.mccain.com/media/4594/mccain_regenag_framework_2024.pdf

23 https://www.mccain.com/media/4031/mccain-foods-regenerative-agriculture.pdf

24 https://www.generalmills.com/-/media/project/gmi/corporate/corporate-master/files/about-us/commitments/general-mills-global-responsibility-report.pdf?rev=2ba07bb7454c4885a153008bbc57bfdd, pg. 47

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2025 Proxy Memo General Mills Inc | Disclosure of Regenerative Agriculture Practices Within Supply Chain

3.	Publicly disclosing pesticide reduction data achieved through the Company’s adoption of regenerative agriculture practices is essential to minimizing the risk of greenwashing claims.

Investors are concerned that General Mills’ lack of disclosure on any pesticide reduction achieved through its regenerative agriculture program leaves our Company susceptible to greenwashing claims. General Mills states in its global responsibility report that improved soil health, biodiversity, and water quality are targeted outcomes of regenerative agriculture; however, the Company does not disclose pesticide reduction data to demonstrate its regenerative agriculture program’s progress, if any, toward actually achieving these outcomes.

Unsubstantiated sustainability claims increase vulnerability to legal and regulatory risk and associated fines and penalties. Greenwashing lawsuits are on the rise, with fines reaching $35 billion.25 General Mills can mitigate legal, reputational, and regulatory risk and decrease its susceptibility to greenwashing fines by disclosing pesticide reduction data to support its sustainability claims and report progress toward targeted outcomes.

Without disclosing pesticide reduction data as part of its commitment to advancing regenerative agriculture, shareholders, consumers, and the public are unable to sufficiently evaluate the effectiveness and impact of General Mills’ regenerative agriculture program.

RESPONSE TO GENERAL MILLS BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In its statement of opposition to the Proposal, the Board states:

1.	“Requiring farmers to specifically track pesticide use would add cost and complexity with no benefits to the farmer, which would jeopardize continued progress in the company’s strong and successful regenerative agriculture programs.”

Contrary to the Board’s argument, tracking pesticide use can provide critical information about the success of General Mill’s regenerative agriculture program with limited additional cost and complexity. Farmers are already required by law to track and keep records related to "Restricted Use Pesticides” (i.e., pesticides with the potential to cause unreasonable adverse effects to the environment and injury to humans).26 Most farmers also keep extensive records on pesticide use to ensure application efficiency. General Mills’ organic growers already collect and report pesticide use data to obtain organic certifications.

While transmitting and receiving data has some associated cost associated, the benefits are substantially outweighed by avoiding the range of risks discussed above, and reaping the benefits of understanding supplier pesticide use. Reduced pesticide use is, as discussed above, the linchpin of achieving our Company’s stated regenerative agriculture goals. Reducing pesticide use increases soil health and resiliency, which contributes to soil carbon sequestration, water retention, and improved crop production.

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25 https://www.reuters.com/article/us-volkswagen-results-diesel-idUSKBN2141JB/

26 https://www.ams.usda.gov/rules-regulations/pesticide-records

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2025 Proxy Memo General Mills Inc | Disclosure of Regenerative Agriculture Practices Within Supply Chain

Pesticide reduction also decreases harm to biodiversity, water quality, pollinators, farmers, farmworkers, and communities. Taken together, these increase economic resilience for farmers and thus for our Company. As noted above, other competitors are effectively gathering and using this type of data.

General Mills’ failure to disclose the reduction of pesticides achieved through its regenerative agriculture practices may, in turn, add costs to our Company by increasing its susceptibility to greenwashing allegations. Our Company has touted the success of its regenerative agriculture program without disclosing sufficient data to support its claims. Greenwashing claims have resulted in costly and time consuming judgments against other corporations, reaching $35 billion in one case.27

2.	“Our regenerative agriculture goals include far more than just reducing pesticides. Focusing solely on pesticide tracking and reduction would significantly impact the overall benefits of our regenerative agriculture program.”

In 2023, General Mills identified regenerative agriculture as its “#1 pesticide reduction strategy.” In addition to pesticide reduction, its stated goals for its regenerative agriculture program include reduced greenhouse gas emissions and watershed regeneration.28 As outlined above, pesticide reduction creates benefits essential to regenerating and maintaining healthy soils and farm resilience, while reducing a range of costly risks.

This proposal asks the Company to report on its own goals and outcomes, for which pesticide use is a critical measure. Research increasingly indicates that the application of individual regenerative practices, like no-till or crop rotation alone, while continuing to use pesticides and synthetic inputs is not a regenerative agriculture program that would achieve the goals set out by our Company.29

3.	“We already provide significant disclosures on our regenerative agriculture and pesticide reduction initiatives.”

If our Company provides significant disclosure of pesticide reduction achieved through its regenerative agriculture initiative, investors are unable to find such data, limiting their ability to assess the initiative’s effectiveness.

Reports available to shareholders solely disclose the number of acres engaged in General Mills regenerative agriculture program, a metric which provides no real information on the outcomes of its regenerative agriculture program on those acres. In fact, our Company is going in the wrong direction regarding pesticide reporting. In addition to failing to provide information on pesticide reductions achieved through its regenerative agriculture program, as it previously stated it would do, our Company recently removed from its website its disclosure of pesticides avoided by its organic farmers.

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27 https://www.reuters.com/article/us-volkswagen-results-diesel-idUSKBN2141JB/

28 https://www.generalmills.com/how-we-make-it/healthier-planet/environmental-impact/regenerative-agriculture

29 https://foe.org/wp-content/uploads/2025/04/Report_No-Till_Report.pdf

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2025 Proxy Memo General Mills Inc | Disclosure of Regenerative Agriculture Practices Within Supply Chain

Without disclosing pesticide reductions achieved through the adoption of our Company’s regenerative agriculture program, shareholders are unable to assess the program’s progress and success. Disclosure of pesticide use reduction can assure shareholders that General Mills is taking action to enhance benefits to soil health, biodiversity, soil carbon sequestration, water quality, human and ecosystem health, farm resiliency, and crop production.

CONCLUSION

Vote “Yes” on this Shareholder Proposal #4 to Disclose Regenerative Agriculture Practices Within General Mills’ Supply Chain.

Disclosing the reduction of pesticides achieved through the adoption of General Mills’ regenerative agriculture program can help shareholders assess progress toward mitigating growing environmental and human health impacts and reputational, regulatory, and financial risks. We urge a “Yes” vote on this proposal.

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For questions, please contact Cailin Dendas, As You Sow, cdendas@asyousow.org

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